UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	Quarterly Report for the Third Quarter of the 141st Fiscal Year filed on February 10, 2010
On February 10, 2010, the registrant filed its Quarterly Report (“Shihanki Houkokusho”) with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange pursuant to the Financial Instruments and Exchange Law of Japan. This Quarterly Report contains, among other information, the Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2009 and the three months period ended December 31, 2009.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated January 28, 2010, a copy of which was submitted under cover of Form 6-K on January 29, 2010 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2009 and the three months period ended December 31, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: February 12, 2010	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
December 31, 2009 and March 31, 2009

	December 31, 2009		March 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets

Cash and cash equivalents	¥93,491		¥90,563
Time deposits	1,027		44
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥13,262 million at December 31, 2009 and ¥15,330 million at March 31, 2009	403,998		373,901

Inventories (Note 3)	424,802		507,357
Deferred income taxes and other current assets (Notes 4, 9, 10 and 11)	104,942		131,374

Total current assets	1,028,260	52.8	1,103,239	56.0

Long-term trade receivables	148,797	7.7	102,969	5.2

Investments
Investments in and advances to affiliated companies	22,484		19,249
Investment securities (Notes 4, 10 and 11)	56,097		53,854
Other	2,695		12,017

Total investments	81,276	4.2	85,120	4.3

Property, plant and equipment —less accumulated depreciation of ¥622,674 million at December 31, 2009 and ¥589,629 million at March 31, 2009	527,649	27.1	525,462	26.7

Goodwill	29,656	1.5	28,661	1.5

Other intangible assets	61,111	3.1	60,346	3.1

Deferred income taxes and other assets (Notes 9, 10 and 11)	70,271	3.6	63,262	3.2

	¥1,947,020	100.0	¥1,969,059	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

	December 31, 2009		March 31, 2009
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥189,802		¥220,087
Current maturities of long-term debt (Note 10)	86,249		87,662
Trade notes, bills and accounts payable	182,945		214,375
Income taxes payable	8,156		10,818
Deferred income taxes and other current liabilities (Notes 9, 10 and 11)	179,514		199,345

Total current liabilities	646,666	33.2	732,287	37.2

Long-term liabilities
Long-term debt (Note 10)	362,653		292,106
Liability for pension and retirement benefits	49,432		53,822
Deferred income taxes and other liabilities (Notes 9, 10 and 11)	37,066		42,510

Total long-term liabilities	449,151	23.1	388,438	19.7

Total liabilities	1,095,817	56.3	1,120,725	56.9

Commitments and contingent liabilities (Note 8)	—		—

Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at December 31, 2009 and at March 31, 2009
Issued 998,744,060 shares at December 31, 2009 and at March 31, 2009	67,870		67,870
Outstanding 968,047,592 shares at December 31, 2009 and 967,822,292 shares at March 31, 2009
Capital surplus	140,421		140,092
Retained earnings:
Appropriated for legal reserve	31,160		28,472
Unappropriated	709,709		719,222
Accumulated other comprehensive income (loss) (Notes 4 and 9)	(103,552)		(105,744)
Treasury stock at cost, 30,696,468 shares at December 31, 2009 and 30,921,768 shares at March 31, 2009	(34,737)		(34,971)

Total Komatsu Ltd. shareholders’ equity	810,871	41.6	814,941	41.4

Noncontrolling interests	40,332	2.1	33,393	1.7

Total equity (Note 6)	851,203	43.7	848,334	43.1

	¥1,947,020	100.0	¥1,969,059	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Nine months ended December 31, 2009 and 2008

	Nine months ended		Nine months ended
	December 31, 2009		December 31, 2008
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥1,003,927	100.0	¥1,642,689	100.0
Cost of sales	780,516	77.7	1,199,279	73.0
Selling, general and administrative expenses (Note 5)	181,204	18.0	242,444	14.8
Other operating income (expenses), net	(6,110)	(0.6)	(795)	(0.0)

Operating income	36,097	3.6	200,171	12.2

Other income (expenses), net	(1,409)		(22,067)
Interest and dividend income	5,215	0.5	6,696	0.4
Interest expense	(7,276)	(0.7)	(11,273)	(0.7)
Other, net	652	0.1	(17,490)	(1.1)

Income before income taxes and equity in earnings of affiliated companies	34,688	3.5	178,104	10.8

Income taxes
Current	24,169		58,994
Deferred	(12,330)		1,476

Total	11,839	1.2	60,470	3.7

Income before equity in earnings of affiliated companies	22,849	2.3	117,634	7.2
Equity in earnings of affiliated companies	556	0.1	829	0.1

Net income	23,405	2.3	118,463	7.2

Less net income attributable to noncontrolling interests	(5,050)	(0.5)	(5,142)	(0.3)
Net income attributable to Komatsu Ltd.	¥18,355	1.8	¥113,321	6.9

	Yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net income attributable to Komatsu Ltd. per share (Note 7)
Basic	¥18.96	¥114.30
Diluted	18.95	114.21
Cash dividends per share (Note 13)	26.00	44.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Three months ended December 31, 2009 and 2008

	Three months ended		Three months ended
	December 31, 2009		December 31, 2008
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥357,964	100.0	¥431,401	100.0
Cost of sales	275,434	76.9	313,604	72.7
Selling, general and administrative expenses (Note 5)	61,721	17.2	76,220	17.7
Other operating income (expenses), net	(4,497)	(1.3)	(1,060)	(0.2)

Operating income	16,312	4.6	40,517	9.4

Other income (expenses), net	(76)		(19,141)
Interest and dividend income	1,250	0.3	2,282	0.5
Interest expense	(2,151)	(0.6)	(3,708)	(0.9)
Other, net	825	0.2	(17,715)	(4.1)

Income before income taxes and equity in earnings of affiliated companies	16,236	4.5	21,376	5.0

Income taxes
Current	8,681		5,644
Deferred	(3,485)		1,425

Total	5,196	1.5	7,069	1.6

Income before equity in earnings of affiliated companies	11,040	3.1	14,307	3.3
Equity in earnings of affiliated companies	515	0.1	(505)	(0.1)

Net income	11,555	3.2	13,802	3.2

Less net income attributable to noncontrolling interests	(1,398)	(0.4)	(822)	(0.2)
Net income attributable to Komatsu Ltd.	¥10,157	2.8	¥12,980	3.0

	Yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net income attributable to Komatsu Ltd. per share (Note 7)
Basic	¥10.49	¥13.19
Diluted	10.49	13.19
Cash dividends per share (Note 13)	8.00	22.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Nine months ended December 31, 2009 and 2008

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Common stock
Balance, beginning of year	¥67,870	¥67,870
Balance, end of period	¥67,870	¥67,870

Capital surplus
Balance, beginning of year	¥140,092	¥138,170
Sales of treasury stock	(84)	1,629
Issuance and exercise of stock acquisition rights (Note 5)	413	352

Balance, end of period	¥140,421	¥140,151

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥28,472	¥26,714
Transfer from unappropriated retained earnings	2,688	627

Balance, end of period	¥31,160	¥27,341

Unappropriated retained earnings
Balance, beginning of year	¥719,222	¥685,986
Net income attributable to Komatsu Ltd.	18,355	113,321
Cash dividends paid to Komatsu Ltd. shareholders (Note 13)	(25,180)	(43,803)
Transfer to retained earnings appropriated for legal reserve	(2,688)	(627)

Balance, end of period	¥709,709	¥754,877

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(105,744)	¥(28,779)
Other comprehensive income(loss), for the period, net of tax	2,192	(90,649)

Balance, end of period	¥(103,552)	¥(119,428)

Treasury stock
Balance, beginning of year	¥(34,971)	¥(2,835)
Purchase of treasury stock	(22)	(33,080)
Sales of treasury stock	256	826

Balance, end of period	¥(34,737)	¥(35,089)

Total Komatsu Ltd. shareholders’ equity	¥810,871	¥835,722

Noncontrolling interests
Balance, beginning of year	¥33,393	¥30,239
Net income attributable to noncontrolling interests	5,050	5,142
Cash dividends paid to noncontrolling interests	(1,735)	(2,232)
Other comprehensive income(loss), for the period, net of tax	2,110	(5,918)
Other changes in noncontrolling interests	1,514	3,137

Balance, end of period	¥40,332	¥30,368

Total equity (Note 6)	¥851,203	¥866,090

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Nine months ended December 31, 2009 and 2008

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Operating activities
Net income	¥23,405	¥118,463
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	67,752	70,343
Deferred income taxes	(12,330)	1,476
Net loss (gain) from sale of investment securities and subsidiaries	(807)	2,182
Net loss (gain) on sale of property	(510)	162
Loss on disposal of fixed assets	1,313	2,314
Pension and retirement benefits, net	(1,884)	(2,266)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(28,410)	57,245
Decrease (increase) in inventories	86,846	(84,306)
Increase (decrease) in trade payables	(30,792)	(35,905)
Increase (decrease) in income taxes payable	(2,721)	(42,433)
Other, net	13,457	(40,159)

Net cash provided by (used in) operating activities	115,319	47,116

Investing activities
Capital expenditures	(69,103)	(107,408)
Proceeds from sale of property	11,077	4,481
Proceeds from sale of available for sale investment securities	720	619
Purchases of available for sale investment securities	(3,465)	(12,803)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	661	—
Acquisition of subsidiaries and equity investees, net of cash acquired	638	135
Collection of loan receivables	10,512	5,128
Disbursement of loan receivables	(1,116)	(3,416)
Decrease (increase) in time deposits	(521)	(1,315)

Net cash provided by (used in) investing activities	(50,597)	(114,579)

Financing activities
Proceeds from long-term debt	104,021	96,685
Repayments on long-term debt	(41,069)	(54,944)
Increase (decrease) in short-term debt, net	(70,869)	129,114
Repayments of capital lease obligations	(25,876)	(24,570)
Sale (purchase) of treasury stock, net	150	(32,831)
Dividends paid	(25,180)	(43,803)
Other, net	(1,752)	(257)

Net cash provided by (used in) financing activities	(60,575)	69,394

Effect of exchange rate change on cash and cash equivalents	(1,219)	(5,323)

Net increase (decrease) in cash and cash equivalents	2,928	(3,392)
Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of period	¥93,491	¥98,618

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statements and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statements
(1) Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(2) The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in Komatsu’s books, to present them in conformity with U.S. GAAP. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, derivative financial instruments, and recognition of certain accrued expenses.
Summary of Significant Accounting Policies
Komatsu adopted the FASB Accounting Standard Codification TM (“ASC”) 105, “Generally Accepted Accounting Principles” (Formerly the Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162”) in September 2009. ASC 105 prescribes that FASB Accounting Standard Codification TM (“Codification”) is the single source of authoritative U.S. generally accepted accounting principle, doing away with the previous four-level hierarchy.
The financial statements that adopted ASC 105 should follow the Codification in place of legacy accounting pronouncements. SFAS No. 168 is superseded by ASC 105. The adoption of ASC 105 did not have a material impact on our consolidated results of operations and financial condition.

Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired or gain from a bargain purchase. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material impact on our consolidated results of operations and financial condition.
Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests, and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Previously reported amounts have been reclassified accordingly.
Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2009.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the nine months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Additional cash flow information:
Interest paid	¥7,569	¥10,828
Income taxes paid	6,544	97,234
Noncash investing and financing activities:
Capital lease obligations incurred	¥12,663	¥28,230

3. Inventories
At December 31, 2009 and at March 31, 2009, inventories comprised the following:

	Millions of yen
	December 31,	March 31,
	2009	2009
Finished products, including finished parts held for sale	¥272,622	¥328,643
Work in process	113,040	128,345
Materials and supplies	39,140	50,369

Total	¥424,802	¥507,357

4. Investment Securities
Investment securities at December 31, 2009 and at March 31, 2009 primarily consisted of securities available for sale.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at December 31, 2009 and at March 31, 2009 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
December 31, 2009
Investment securities available for sale:
Marketable equity securities	¥25,109	¥15,115	¥100	¥40,124
Other investment securities at cost	15,973
Current portion of other investment securities at cost	—

	¥41,082

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2009
Investment securities available for sale:
Marketable equity securities	¥24,112	¥13,419	¥465	¥37,066
Other investment securities at cost	16,788
Current portion of other investment securities at cost	101

	¥41,001

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
Proceeds from the sales of investment securities available for sale were ¥720 million and ¥619 million for the nine months ended December 31, 2009 and 2008, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the nine months ended December 31, 2009 and 2008 amounted to gains of ¥807 million and losses of ¥7,827 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended December 31, 2009 and 2008 amounted to gains of ¥555 million and losses of ¥6,516 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

5. Stock Option Plan
The Company intends to transfer treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ending March 31, 2010. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.
Komatsu recognizes compensation expense using the fair value method in accordance with ASC 718 “Compensation — Stock Compensation”. Compensation expenses during the nine months ended December 31, 2009 and 2008 were ¥413 million and ¥376 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the nine months ended December 31, 2009 and 2008 were ¥246 million and ¥224 million, respectively. Compensation expenses during the three months ended December 31, 2009 and 2008 were ¥310 million and ¥282 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the three months ended December 31, 2009 and 2008 were ¥184 million and ¥168 million, respectively.

6. Equity
The changes in the carrying amount of equity attributable to Komatsu Ltd. shareholders, equity attributable to noncontrolling interests and the total equity in the accompanying consolidated balance sheets for the nine months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Komatsu Ltd.
	shareholders’	Noncontrolling
Nine months ended December 31, 2009	equity	interests	Total equity
Balance, beginning of year	¥814,941	¥33,393	¥848,334

Cash dividends paid to Komatsu Ltd. shareholders	(25,180)	—	(25,180)
Cash dividends paid to noncontrolling interests	—	(1,735)	(1,735)
Other changes	563	1,514	2,077
Comprehensive income:
Net income	18,355	5,050	23,405
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments	(2,018)	1,431	(587)
Net unrealized holding gains on securities available for sale	1,244	—	1,244
Pension liability adjustments	2,326	1	2,327
Net unrealized holding gains on derivative instruments	640	678	1,318
Total comprehensive income	20,547	7,160	27,707

Balance, end of period	¥810,871	¥40,332	¥851,203

	Millions of yen
	Komatsu Ltd.
	shareholders’	Noncontrolling
Nine months ended December 31, 2008	equity	interests	Total equity
Balance, beginning of year	¥887,126	¥30,239	¥917,365

Cash dividends paid to Komatsu Ltd. shareholders	(43,803)	—	(43,803)
Cash dividends paid to noncontrolling interests	—	(2,232)	(2,232)
Other changes	(30,273)	3,137	(27,136)
Comprehensive income:
Net income	113,321	5,142	118,463
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments	(78,592)	(5,922)	(84,514)
Net unrealized holding gains(losses) on securities available for sale	(13,450)	4	(13,446)
Pension liability adjustments	467	—	467
Net unrealized holding gains on derivative instruments	926	—	926
Total comprehensive income(loss)	22,672	(776)	21,896

Balance, end of period	¥835,722	¥30,368	¥866,090

7. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net income attributable to Komatsu Ltd.	¥18,355	¥113,321

	Number of shares
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Weighted average common shares outstanding, less treasury stock	968,000,628	991,427,410
Dilutive effect of:
Stock options	414,917	787,191

Weighted average diluted common shares outstanding	968,415,545	992,214,601

	Yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net income attributable to Komatsu Ltd.:
Basic	¥18.96	¥114.30
Diluted	18.95	114.21

	Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net income attributable to Komatsu Ltd.	¥10,157	¥12,980

	Number of shares
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Weighted average common shares outstanding, less treasury stock	968,046,436	983,857,187
Dilutive effect of:
Stock options	483,967	276,274

Weighted average diluted common shares outstanding	968,530,403	984,133,461

	Yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net income attributable to Komatsu Ltd.:
Basic	¥10.49	¥13.19
Diluted	10.49	13.19

8. Contingent Liabilities
At December 31, 2009 and at March 31, 2009, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥12,980 million and ¥14,480 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 10 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥80,319 million and ¥65,478 million at December 31, 2009 and at March 31, 2009, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at December 31, 2009 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial position.
Komatsu conducts business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

9. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at December 31, 2009 and at March 31, 2009 are as follows:

	Millions of yen
	December 31,	March 31,
	2009	2009
Forwards and options:
Sale of foreign currencies	¥31,053	¥30,868
Purchase of foreign currencies	44,200	48,424
Option contracts (purchased)	919	1,011
Interest rate swap, cross-currency swap and interest rate cap agreements	206,049	226,754
Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the nine months ended December 31, 2009 and 2008 amounted to losses of ¥1,399 million and losses of ¥15,426 million, respectively. Net foreign currency exchange gains (losses) in the accompanying consolidated statements of income for the three months ended December 31, 2009 and 2008 amounted to gains of ¥1,475 million and losses of ¥11,152 million, respectively.

Fair values of derivative instruments at December 31, 2009 and at March 31, 2009 on the consolidated balance sheets are as follows:

	Millions of yen
	December 31, 2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥22	Deferred income taxes and other current liabilities	¥453
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	247	Deferred income taxes and other current liabilities	850
	Deferred income taxes and other assets	319	Deferred income taxes and other liabilities	—

Total		¥588		¥1,303

	Derivative Assets		Derivative Liabilities
	Location on the consolidated	Estimated	Location on the consolidated	Estimated
Undesignated derivative instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥67	Deferred income taxes and other current liabilities	¥928
Option contracts	Deferred income taxes and other current assets	14	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,794	Deferred income taxes and other current liabilities	998
	Deferred income taxes and other assets	8,202	Deferred income taxes and other liabilities	1,114

Total		¥11,077		¥3,040

Total Derivative Instruments		¥11,665		¥4,343

	Millions of yen
	March 31, 2009
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥278	Deferred income taxes and other current liabilities	¥430
	Deferred income taxes and other assets	8	Deferred income taxes and other liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	2,351	Deferred income taxes and other current liabilities	—
	Deferred income taxes and other assets	5,709	Deferred income taxes and other liabilities	—

Total		¥8,346		¥430

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,016	Deferred income taxes and other current liabilities	¥1,387
Option contracts	Deferred income taxes and other current assets	19	Deferred income taxes and other current liabilities	—
Interest rate swaps, cross-currency swap and interest rate cap agreements	Deferred income taxes and other current assets	766	Deferred income taxes and other current liabilities	980
	Deferred income taxes and other assets	1,704	Deferred income taxes and other liabilities	3,058

Total		¥3,505		¥5,425

Total Derivative Instruments		¥11,851		¥5,855

The effects of derivative instruments on the consolidated statements of income for the nine months ended December 31, 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	Nine months ended
	December 31, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other-net	¥2,271	Other income (expenses), net: Other-net	¥(494)

Total		¥2,271		¥(494)

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Nine months ended
	December 31, 2009
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of
	gains (losses)	gains (losses)	Amount of	Location of	Amount of
	recognized in	reclassified	gains (losses) reclassified	gains (losses)	gains (losses)
	OCI on	from accumulated	from accumulated	recognized in income	recognized in income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥315	Other income (expenses), net: Other-net	¥373	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	181	Other income (expenses), net: Other-net	90	—	—

Total	¥496		¥463		¥—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Nine months ended
	December 31, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other-net	¥691
Option contracts	Other income (expenses), net: Other-net	(3)
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	(417)
	Other income (expenses), net: Other-net	1,587

Total		¥1,858

The effects of derivative instruments on the consolidated statements of income for the three months ended December 31, 2009 are as follows:
Derivative instruments designated as fair value hedging relationships

	Millions of yen
	Three months ended
	December 31, 2009
	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in income	recognized in income	recognized in income	recognized in income
	on derivatives	on derivatives	on hedged items	on hedged items
Interest rate swaps, cross-currency swap and interest rate cap agreements	Other income (expenses), net: Other-net	¥(278)	Other income (expenses),net: Other-net	¥663

Total		¥(278)		¥663

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	December 31, 2009
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥(541)	Other income (expenses), net: Other-net	¥(312)	—	¥—
Interest rate swaps, cross-currency swap and interest rate cap agreements	(3)	Other income (expenses), net: Other-net	(1)	—	—

Total	¥(544)		¥(313)		¥—

*	OCI stands for Other comprehensive income (loss).
Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	December 31, 2009
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other-net	¥(106)
Option contracts	Other income (expenses), net: Other-net	(3)
Interest rate swaps, cross-currency swap and interest rate cap agreements	Cost of sales	(174)
	Other income (expenses), net: Other-net	(2,384)

Total		¥(2,667)

10. The Fair Value of Financial Instruments
(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payable, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2)	Investment Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3)	Installment Receivables
The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4)	Long-Term Debt
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5)	Derivative Financial Instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at December 31, 2009 and at March 31, 2009, are summarized as follows:

	Millions of yen
	December 31, 2009		March 31, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥40,124	¥40,124	¥37,066	¥37,066
Long-term debt, including current portion	448,902	445,384	379,768	376,108
Derivatives:
Forwards and options
Assets	103	103	1,321	1,321
Liabilities	1,381	1,381	1,817	1,817
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	11,562	11,562	10,530	10,530
Liabilities	2,962	2,962	4,038	4,038
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Fair value measurements
ASC 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 —	Quoted prices in active markets for identical assets or liabilities

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 —	Unobservable inputs for the assets or liabilities
Assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and at March 31, 2009 are as follows:

	Millions of yen
December 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥40,124	¥—	¥—	¥40,124
Derivatives	—	11,665	—	11,665
Other	—	—	—	—

Total	¥40,124	¥11,665	¥—	¥51,789

Liabilities
Derivatives	¥—	¥4,343	¥—	¥4,343
Other	—	488	744	1,232

Total	¥—	¥4,831	¥744	¥5,575

	Millions of yen
March 31, 2009	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale	¥37,066	¥—	¥—	¥37,066
Derivatives	—	11,851	—	11,851
Other	—	—	919	919

Total	¥37,066	¥11,851	¥919	¥49,836

Liabilities
Derivatives	¥—	¥5,855	¥—	¥5,855
Other	—	—	—	—

Total	¥—	¥5,855	¥—	¥5,855

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.
Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. Derivatives are measured based on market observable data in active markets and are classified in Level 2 in the fair value hierarchy.
Other
Other represents loans which are measured at fair value and retained interests in securitizations of accounts receivables. Assets or liabilities which are measured on market observable data are classified in Level 2 in the fair value hierarchy. Because of unobserved inputs, assets or liabilities which are measured by the assumption of Komatsu are classified in Level 3 in the fair value hierarchy.
The following table summarizes information about changes of Level 3 for the nine months ended December 31, 2009.

Millions of yen
Nine months ended
December 31, 2009
Balance, beginning of year	¥919
Total gains or losses (realized / unrealized)	911
Included in earnings	948
Included in other comprehensive income (loss)	(37)
Purchases, issuances and settlements	(2,574)

Balance, end of period	¥(744)

The amounts of unrealized gains on retained interests in securitizations of accounts receivables in earnings for the nine months ended December 31, 2009 related to liabilities still held at December 31, 2009 were gains of ¥948 million in other income (expenses), net in the accompanying consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended December 31, 2009.

Millions of yen
Three months ended
December 31, 2009
Balance, beginning of period	¥(558)
Total gains or losses (realized / unrealized)	(245)
Included in earnings	(212)
Included in other comprehensive income (loss)	(33)
Purchases, issuances and settlements	59

Balance, end of period	¥(744)

The amounts of unrealized gains on retained interests in securitizations of accounts receivables in earnings for the three months ended December 31, 2009 related to liabilities still held at December 31, 2009 were gains of ¥1,534 million in other income (expenses), net in the accompanying consolidated statements of income.
During nine months ended December 31, 2009, there were no assets and liabilities that are measured at fair value on nonrecurring basis.

12. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥47,278 million and ¥14,956 million, respectively, at December 31, 2009 and at March 31, 2009 with financial institutions to secure liquidity. At December 31, 2009 and at March 31, 2009, ¥25,049 million and ¥861 million, respectively, were available to be used under such credit line agreements.

13. Dividends
Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 24, 2009	Common stock	17,431
Board of Directors meeting held on October 29, 2009	Common stock	7,749

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	18	March 31, 2009	June 25, 2009
Retained earnings	8	September 30, 2009	November 27, 2009

14. Business Segment Information
Under ASC 280, “Segment Reporting,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.
Komatsu operates on a worldwide basis with two operating segments: 1) Construction, Mining and Utility Equipment and 2) Industrial Machinery and Others.
Segment profit is determined in a manner that is consistent with Japanese accounting principles by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit is used by the chief operating decision maker in deciding how to allocate resources and in assessing performance, and excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain non-recurring charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥316,882	¥378,424
Intersegment	623	933

Total	317,505	379,357
Industrial Machinery and Others—
Customers	41,082	52,977
Intersegment	2,945	5,900

Total	44,027	58,877
Elimination	(3,568)	(6,833)

Consolidated	¥357,964	¥431,401

Segment profit (loss):
Construction, Mining and Utility Equipment	¥23,344	¥39,326
Industrial Machinery and Others	(1,397)	2,352

Total	21,947	41,678
Corporate expenses and elimination	(1,138)	(101)

Consolidated segment profit	20,809	41,577
Other operating income (expenses), net	(4,497)	(1,060)
Operating income	16,312	40,517
Interest and dividend income	1,250	2,282
Interest expense	(2,151)	(3,708)
Other-net	825	(17,715)

Consolidated income before income taxes	¥16,236	¥21,376

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net sales:
Construction, Mining and Utility Equipment—
Customers	¥886,487	¥1,428,649
Intersegment	2,040	3,659

Total	888,527	1,432,308
Industrial Machinery and Others—
Customers	117,440	214,040
Intersegment	11,276	18,922

Total	128,716	232,962
Elimination	(13,316)	(22,581)

Consolidated	¥1,003,927	¥1,642,689

Segment profit:
Construction, Mining and Utility Equipment	¥44,131	¥188,074
Industrial Machinery and Others	2,273	16,296

Total	46,404	204,370
Corporate expenses and elimination	(4,197)	(3,404)

Consolidated segment profit	42,207	200,966
Other operating income (expenses), net	(6,110)	(795)
Operating income	36,097	200,171
Interest and dividend income	5,215	6,696
Interest expense	(7,276)	(11,273)
Other-net	652	(17,490)

Consolidated income before income taxes	¥34,688	¥178,104

The main products and services included in each operating segment are as follows:
a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products, and logistics.

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others.
Transfers between segments are made at estimated arm’s-length prices.

Geographic information:
Net sales to customers recognized by sales destination for the three months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net sales:
Japan	¥87,301	¥112,380
Americas	80,400	109,961
Europe and CIS	30,604	48,816
China	60,867	36,008
Asia (excluding Japan, China) and Oceania	78,018	69,537
Middle East and Africa	20,774	54,699

Consolidated net sales	¥357,964	¥431,401

Net sales to customers recognized by sales destination for the nine months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net sales:
Japan	¥238,033	¥347,337
Americas	232,725	410,944
Europe and CIS	92,826	249,337
China	178,606	170,655
Asia (excluding Japan, China) and Oceania	201,802	279,610
Middle East and Africa	59,935	184,806

Consolidated net sales	¥1,003,927	¥1,642,689

Net sales recognized by geographic origin for the three months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net sales:
Japan	¥131,348	¥201,142
U.S.A.	76,253	100,430
Europe and CIS	35,366	46,048
Others	114,997	83,781

Total	¥357,964	¥431,401

Net sales recognized by geographic origin for the nine months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net sales:
Japan	¥356,775	¥681,726
U.S.A.	221,805	379,596
Europe and CIS	104,828	234,254
Others	320,519	347,113

Total	¥1,003,927	¥1,642,689

No individual country within Europe and CIS or other areas had a material impact on net sales.
No single major external customer had a material impact on net sales.

The following information shows net sales and segment profit(loss) recognized by geographic origin for the three months ended December 31, 2009 and 2008 and the nine months ended December 31, 2009 and 2008. In addition to the disclosure requirements under ASC 280, Komatsu discloses this information as supplemental information in light of the disclosure requirements of the Japanese Financial Instruments and Exchange Law, which a Japanese public company is subject to.

	Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Net sales:
Japan—
Customers	¥131,348	¥201,142
Intersegment	57,125	83,862

Total	188,473	285,004

Americas—
Customers	76,253	100,430
Intersegment	8,950	10,106

Total	85,203	110,536

Europe and CIS—
Customers	35,366	46,048
Intersegment	5,650	6,582

Total	41,016	52,630

Others—
Customers	114,997	83,781
Intersegment	3,108	6,094

Total	118,105	89,875
Elimination	(74,833)	(106,644)

Consolidated	¥357,964	¥431,401

Segment profit (loss):
Japan	¥(4,316)	¥1,018
Americas	8,052	12,004
Europe and CIS	3,046	3,671
Others	14,198	9,440
Corporate and elimination	(171)	15,444

Consolidated	¥20,809	¥41,577

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Net sales:
Japan—
Customers	¥356,775	¥681,726
Intersegment	133,402	323,059

Total	490,177	1,004,785

Americas—
Customers	221,805	379,596
Intersegment	26,245	36,475

Total	248,050	416,071

Europe and CIS—
Customers	104,828	234,254
Intersegment	16,141	18,586

Total	120,969	252,840

Others—
Customers	320,519	347,113
Intersegment	6,454	27,114

Total	326,973	374,227
Elimination	(182,242)	(405,234)

Consolidated	¥1,003,927	¥1,642,689

Segment profit (loss):
Japan	¥(28,514)	¥69,560
Americas	23,337	49,941
Europe and CIS	8,058	23,089
Others	39,802	51,718
Corporate and elimination	(476)	6,658

Consolidated	¥42,207	¥200,966

Transfers between segments are made at estimated arm’s-length prices.

	Millions of yen
	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Overseas sales:
Americas	¥80,400	¥109,961
Europe and CIS	30,604	48,816
Others	159,659	160,244

Total	¥270,663	¥319,021

Consolidated sales	¥357,964	¥431,401

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Overseas sales:
Americas	¥232,725	¥410,944
Europe and CIS	92,826	249,337
Others	440,343	635,071

Total	¥765,894	¥1,295,352

Consolidated sales	¥1,003,927	¥1,642,689

	Three months ended	Three months ended
	December 31, 2009	December 31, 2008
Overseas sales as a percentage of consolidated sales:
Americas	22.5%	25.5%
Europe and CIS	8.5	11.3
Others	44.6	37.1

Total	75.6%	73.9%

	Nine months ended	Nine months ended
	December 31, 2009	December 31, 2008
Overseas sales as a percentage of consolidated sales:
Americas	23.2%	25.0%
Europe and CIS	9.2	15.2
Others	43.9	38.7

Total	76.3%	78.9%

Overseas sales are composed of the sales to external customers in the countries or areas outside Japan from Komatsu. These areas are grouped based on geographical proximity. Each geographic group is mainly consisted of the following areas:
(1)	Americas: North America and Latin America

(2)	Europe and CIS: Germany, U.K. and Russia

(3)	Others: China, Oceania, Southeast Asia, Middle East and Africa

15. Subsequent Event
There was no significant subsequent event to be disclosed.
Komatsu has evaluated subsequent events through February 10, 2010, the date of the filing of the original document for this Form 6-K.